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Michelle Wong Associate michelle.wong@dechert.com +1 415 262 4544 Direct +1 415 262 4555 Fax

April 28, 2020

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Harbor Funds (the “Registrant”)

(File Nos. 333-237459 and 811-04676)

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to supplemental comments of the staff of the Securities and Exchange Commission (the “SEC staff”) provided by Ms. Kimberly Browning of the Division of Investment Management with respect to the Registrant’s Information Statement/Prospectus on Form N-14 (Accession No. 0001193125-20-089946).

Set forth below are the SEC staff’s verbal comments together with the Registrant’s responses.  Terms used but not defined herein have the same meaning as in the Information Statement/Prospectus.

COMMENT 1:

The SEC staff reminds the Registrant that it and its management are responsible for the accuracy and adequacy of the Registrant’s disclosures, notwithstanding any review, comments, action or absence of action by the SEC staff.

Response:	The Registrant acknowledges this statement.

COMMENT 2:

The SEC staff reviewed the Registrant’s response to Comment 8 in the response letter dated April 23, 2020 and is asking for the Registrant to provide its legal analysis as to whether the requirements of Rule 17a-8 under the Investment Company Act of 1940, as amended (the “1940 Act”), permitting merger of affiliated funds without shareholder approval have been met, specifically how the Reorganization meets the conditions of Rule 17a-8(a)(3), and to represent in a supplemental response letter that the Reorganization meets the conditions of Rule 17a-8(a)(3) and does not require shareholder approval.

Response:

Section 17(a) of the 1940 Act prohibits an affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from selling to or purchasing from such registered company, or any company controlled by such registered company, any security or other property.1  Rule 17a-8 under the 1940 Act exempts a reorganization from the prohibitions of Section 17(a) if the Board of each participating fund makes certain specific findings with respect to such fund.2  Specifically, Rule 17a-8 provides that in a merger or consolidation involving registered investment companies that may be first or second tier affiliated persons of each other, the transaction is exempt from Section 17(a) provided that the board members of each participating affiliated investment company, including a majority of the board members who are not “interested persons” of any investment company participating in the reorganization, as defined in Section 2(a)(19) of the 1940 Act, determines:

•that participation in the reorganization is in the best interests of that investment company; and

•that the interests of existing shareholders of that investment company will not be diluted as a result of the reorganization.[3]

 The Board’s considerations are discussed under “Background and Reasons for the Reorganization” in the Information Statement/Prospectus, which describe the factors that the Board weighed from the perspective of each of the Acquiring Fund and the Target Fund. The Board, including all of the Independent Trustees, has concluded that the Reorganization is in the best interests of the Target Fund and the Acquiring Fund and that the interests of existing shareholders of each Fund would not be diluted as a result of the Reorganization.

Under Rule 17a-8(a)(3), shareholder approval is not required if the Reorganization meets the following conditions:

•Condition 1: Fundamental Investment Policies.  No fundamental policy of the Target Fund (i.e., a policy that, under Section 13 of the 1940 Act, can be changed only with a vote of a majority of its outstanding voting securities) materially differs from a fundamental policy of the Acquiring Fund.

•Condition 2: Advisory Contracts.  The advisory contract between the Target Fund and any investment adviser thereof does not materially differ from the advisory contract between the Acquiring Fund and any investment adviser thereof, except for the identity of the investment companies as a party to the contract.

•Condition 3: Continuity of Independent Board Members.  The independent board members overseeing the Target Fund who were elected by shareholders will comprise a majority of the independent board members overseeing the Acquiring Fund.

•Condition 4: Rule 12b-1 Fees.  Any distribution fees authorized to be paid by the Acquiring Fund pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act are no greater than the distribution fees authorized to be paid by the Target Fund pursuant to such a Rule 12b-1 plan.

The Target Fund and the Acquiring Fund have identical fundamental investment policies, are series of Harbor Funds and share the same Board, and have the same Rule 12b-1 fees for each applicable share class.  Accordingly, conditions 1, 2 and 3 above are satisfied.

With respect to Condition 2, Harbor Capital serves as the investment adviser to both the Target Fund and the Acquiring Fund pursuant to investment advisory agreements that differ only with respect to the identity of the Funds.

The Registrant notes that Elk Creek Partners, LLC (“Elk Creek”) serves as the subadviser to the Target Fund and Westfield Capital Management Company, L.P. (“Westfield”) serves as the subadviser to the Acquiring Fund, and that certain differences between the sub-advisory agreements, including the identity of the subadviser, could be deemed to be material.  Nonetheless, the Registrant does not believe that these differences trigger shareholder approval under Rule 17a-8(a)(3).  The purpose of the shareholder approval requirement is to prevent a fund complex from circumventing certain shareholder approval concepts under the 1940 Act by accomplishing, by a reorganization, changes that could not otherwise have been implemented without shareholder approval.  However, Harbor Capital and the Registrant have obtained an exemptive order from the SEC that permits Harbor Capital to hire and replace subadvisers or materially modify sub-advisory agreements without shareholder approval (the “Manager of Managers Relief”).  Accordingly, as discussed in the response letter dated April 23, 2020, the Registrant believes that Rule 17a-8 should not be interpreted to require shareholder approval of the Reorganization because the Manager of Managers Relief would permit the Adviser to terminate Elk Creek and enter into a contract with Westfield, the Acquiring Fund’s current subadviser, without shareholder approval. Thus, the Reorganization does not directly or indirectly entail any change that could not otherwise have been accomplished without shareholder approval.  For these reasons, the Reorganization meets the conditions of Rule 17a-8(a)(3) and does not require shareholder approval.

COMMENT 3:

The SEC staff notes that the disclosure under the header “4. How do the Funds compare?” discusses the “primary” differences between the Target Fund’s and the Acquiring Fund’s investment strategies.  Please revise the disclosure to use the term “material” differences instead of “primary” differences.

Response:

The Registrant has revised the disclosure as reflected below:

The investment objectives of the Funds are identical and there are many similarities in their principal investment strategies. Both Funds seek long-term growth of capital by normally investing at least 80% of their net assets, plus borrowings for investment purposes, in securities of small cap companies. In choosing investments for the Funds, both Westfield and Elk Creek employ bottom-up, fundamental investment processes focused on finding companies with underappreciated earnings growth trading at reasonable valuations, emphasizing strong management teams and solid balance sheets in their analyses. The principal risks of investing in each of the Funds are ~~also~~ the same.

Each Subadviser manages the respective Fund in accordance with its individual security selection process, which has resulted in material differences in the portfolios. In particular, ~~The primary difference between the two subadvisers is that~~ Westfield generally invests in companies with larger market capitalizations for what Westfield believes is their higher quality characteristics while Elk Creek generally invests in smaller firms for what Elk Creek believes is their higher growth potential, in each case, as determined by the respective subadviser. Additionally, the Acquiring Fund generally invests in approximately 60-80 companies, while the Target Fund generally invests in 80-100 companies. The table below contains a comparison of the Funds.

COMMENT 4:

With respect to the disclosure added in response to Comment 7, the SEC staff notes that the Registrant has provided disclosure changes in the “Dear Fellow Shareholder” Letter.  Please re-affirm in the response letter that the Registrant will make clear throughout the Information Statement/Prospectus that any “opportunity” and “benefit” to the shareholder is not a guarantee.

Response:	The Registrant hereby confirms that disclosure changes consistent with the SEC staff’s comment will be made throughout the Information Statement/Prospectus.

COMMENT 5:

The SEC staff notes that at the top of the Attachment provided in the response letter dated April 23, 2020, the Registrant indicates that a sample of the proposed disclosure changes is included.  Please clarify what the Registrant means by “sample.”

Response:

As indicated in the Attachment in the response letter dated April 23, 2020, where the Registrant indicates that changes are being made in response to a comment, conforming changes consistent with the SEC staff’s comments will be made elsewhere as necessary throughout the Information Statement/Prospectus.  A sample of proposed disclosure is a smaller portion of the disclosure changes intended to show what the whole set of disclosure changes is like.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (415) 262-4544.

Sincerely,

/s/ Michelle D. Wong

Michelle D. Wong

Cc:	Charles F. McCain Anmarie S. Kolinski Erik D. Ojala, Esq. Diana R. Podgorny, Esq. Jodie L. Crotteau Harbor Funds Christopher P. Harvey, Esq. Stephanie A. Capistron, Esq. Dechert LLP

1

Under Section 2(a)(3) of the 1940 Act, an “affiliated person” includes any person directly or indirectly controlling, controlled by, or under common control with, such other person.  In the case of an investment company, its investment adviser and any subadviser also are deemed to be affiliated persons of the investment company, but the investment company is not an affiliated person of its investment adviser or subadviser absent another source of affiliation, such as control.

2	See, e.g., Rule 17a-8 under the 1940 Act; Investment Company Mergers, Release No. IC-25666 (July 18, 2002) (adopting amendments to Rule 17a-8).
3

See Investment Company Mergers, Release No. IC-25259 (Nov. 8, 2001) at 5.  The SEC noted that “most mergers are effected on the basis of each merging portfolio’s net asset value, as determined for the purpose of daily pricing under our rules.  The transparency of share value at which mergers occur reduces considerably the opportunity for affiliated persons to take advantage of the fund by mispricing the transaction.” Id.